# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
Drink Monday Inc.

***Legal status of issuer***

       ***Form***
       c-corp

       ***Jurisdiction of Incorporation/Organization***
       Delaware, United States

       ***Date of organization***
       June 6, 2019

***Physical address of issuer***
6691 Corte Maria, Carlsbad, CA, US, 92009

***Website of issuer***
https://drinkmonday.co/

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

***Type of security offered***
Series Seed Preferred Stock

***Target number of Securities to be offered***
14,338.151

***Price (or method for determining price)***
$1.7445

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑  Yes
☐  No

***Oversubscriptions will be allocated:***
☐  Pro-rata basis
☑  First-come, first-served basis
☐  Other:

***Maximum offering amount (if different from target offering amount)***
$3,000,000

***Deadline to reach the target offering amount***
April 9, 2022

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
5

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $240,381 | $19,952 |
| **Cash & Cash Equivalents** | $99,763 | $7,127 |
| **Accounts Receivable** | $3,600 | - |
| **Short-term Debt** | $279,688 | $1,945 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $1,615,710 | $22,090 |
| **Cost of Goods Sold** | $817,343 | $12,276 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | ($82,319) | ($22,699) |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)
## January 18, 2022

## Drink Monday Inc.



## Up to $3,000,000 of Preferred Stock

Drink Monday Inc., ("Drink Monday", "Monday",  the "Company," "we," "us", or "our"), is offering up to $3,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 9, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (collectively, the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by March 25, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new Investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $3,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that Investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30 of each year.

Once posted, the annual report may be found on the Company's website at https://drinkmonday.co/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.seedinvest.com/drink.monday

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Drink Monday, Inc. ("the Company") is a Delaware, United States c-corporation, incorporated on June 6, 2019.

The Company is located at 6691 Corte Maria, Carlsbad, CA, US, 92009.

The Company's website is https://drinkmonday.co/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/drink.monday and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Series Seed Preferred Stock being offered** | $25,000 |
| **Maximum amount of Series Seed Preferred Stock** | $3,000,000 |
| **Purchase price per Security** | $1.7445 |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | April 9, 2022 |
| Use of proceeds | See description of the use of proceeds on page 10. |
| **Voting Rights** | See description of the voting rights on pages 11 and 15. |

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.*** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

***Not all of the founders or key employees are currently working full time for the Company.*** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

***The Company does not have an employment contract in place with key employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.*** In particular, the Company is dependent on Chris Boyd and Garrett Potter. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.*** Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway for 6-9 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The Company does not have an employment contract in place with key employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

**Risks Related to the Securities**

***The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering the Company's current owners of 20% or more beneficially own approximately 49% of the Company (on a fully-diluted basis excluding convertible securities). Subject to any fiduciary duties owed to our other owners or investors under Delaware, United States law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***Your ownership of the Series Seed Preferred Stock may be subject to dilution.*** Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of securities convertible into Preferred Stock or otherwise issues additional stock, Investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future equity issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

***The Securities will be equity interests in the Company and will not constitute indebtedness.*** The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

***There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.*** There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

***The Company does not anticipate paying any cash dividends for the foreseeable future.*** The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

***Any valuation at this stage is difficult to assess.*** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

## BUSINESS

### Description of the Business

The Problem:

The adult drinks industry is failing to provide what modern consumers want.

Over two-thirds of millennial and gen-z aged consumers find heavy drinking culture boring. - American Addiction Centers

79% of consumer respondents said they believe that wellness is important, and 42% consider it a top priority. - McKinsey

"What we're seeing is a moderation trend that's sweeping across key global markets, and that's bringing with it increased demand for reduced-alcohol or alcohol-free drink." — Mark Meek, CEO of IWSR

"Non-alcoholic beverages options are scarce and currently lack the tastes consumers crave." - Sabrina Tandon, Production Innovation at Coca Cola

"Consumers are increasingly interested in enjoying a non-alcoholic version of their preferred drink." - fooddive.com

Today's health conscious consumer demands flavorful non-alcoholic beverages and the market has been slow to respond with high quality offerings that are widely available.

The Solution:

ENTER MONDAY. Our non-alcoholic spirits provide the look, feel, and most importantly, taste of your favorite adult beverage without putting tomorrow at risk.

The Monday Method:

Our approach harnesses deep founder experience as digital marketers and brand builders to quickly and continuously test market assumptions in real-time to ensure the most effective storytelling is served to the broadest possible audiences, leading to high conversion rates at checkout.


**Business Plan**

In October 2019, our first test (Kickstarter, campaign success reached in <48hrs) validated our data and the market, prompting an eCommerce go-live in March 2020. Monday's model generated $1.6M in sales for 2020 with a single product and conversion rate of 5.01% (vs. Shopify average of 1.9%). Mid-way into 2021, our spirits portfolio doubled with our Whiskey offering, along with our revenue at $3.4M.

**Litigation**
The Company is not currently involved with and is not aware of any pending or threatening litigation against the Company.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.00% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.83% of the proceeds, or $235,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| New Product Development | 40% | 40% | 15% |
| Marketing | 40% | 40% | 40% |
| Team Expansion | 20% | 20% | 10% |

| | | | |
|---|---|---|---|
| Retail Expansion | 0% | 0% | 15% |
| International Expansion | 0% | 0% | 10% |
| Supply Chain Expansion | 0% | 0% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Chris Boyd | CEO, Director | Drink Monday – CEO Apr 2019 – Present Character Consulting LLC – Founder. Sep 2018 – Present Project Outlier – Manager. Sep 2016 – Mar 2019. |
| Ben Acott | Director, Advisor (Growth / eCommerce) | Stealth – Head of Product & Growth: Nov 2021 – Present; Drink Monday - Director, Advisor: Apr 2019 – present; Manscaped – SVP, Product and Growth: May 2018 – Jul 2020; CRU CPG eCommerce – Founder/Advisor: Jan 2014 – Jan 2019. |
| Marcelo Kertesz | Chief Creative, Director | Drink Monday - Chief Creative, Director: Apr 2019 – present; Manscaped – SVP of content, brand, and design: Apr 2020 – Present; Mestesso – Founder and CEO: Jun 2018 – Present; Kertesz Design – Owner: Nov 2016 – Present; D-fy Design - VP of Strategy, Branding and Design: May 2018 – Apr 2020. |
| Ryan Mulvany | Amazon Channel Lead, Director | Drink Monday - Amazon Channel Lead, Director: May 2019 – present; Quiverr - Founder, President: Jun 2013 - present. |
| Rob Rubens | Head of R&D / MFG, Master Distiller | Drink Monday - Head of R&D / MFG, Master Distiller: Apr 2019 – present; R6 Distillery - Head Distiller, Founder: 2014 - present. |

| | | |
|---|---|---|
| Tonya Wearner | Director, Advisor (Omnichannel) | Drink Monday - Director, Advisor: Aug 2019 – present; Califia Farms - SVP: Mar 2021 - present; Verdi Business Consulting - President: Jun 2015 - present; The Simply Good Foods Company - SVP ecommerce: Jan 2018 - Feb 2021. |
| Garrett Potter | CFO, COO | Drink Monday - CFO, COO: Mar 2021 – present; Vessel - CFO, COO: Feb 2019 - present; SKLZ - CFO: 2017 - 2018; HYLETE - CFO, COO: 2014 - 2017. |
| Brad Seipp | Director, Advisor (Business Development) | Lifeloom - Director: Jan 2021 - present; Drink Monday - Director, Advisor: Jul 2019 – present; Quiverr - GM/VP sales: Jun 2018 - Aug 2021; Verizon - AD Product: Oct 2011 - Nov 2017. |

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 8,500,000 | Yes | N/A | 100% | N/A |
| SAFEs and Convertible Notes | $2,091,423 | Only on Conversion | Only on Conversion | 0% | N/A |
| 2021 Stock Option Plan | 1,500,000 | Only if Exercised | Only if Exercised | 0% | N/A |

The Company has the following debt outstanding:

**Cash Advance Received As of December 31, 2020, the Company received two cash advances from WayFlyer and Shopify of $225,000 and $94,000, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively.** The loans are repaid via receivables generated via the the Company's sales platforms and are taken out of sales until fully repaid. As of December 31, 2020 and December 31, 2019, the Company had a balance of $212,772 and $0, respectively left for repayment. Both loans were repaid in full as of December 31, 2021.

**In July 2021, the Company entered into a revenue share agreement with Clear Finance Technology Corp and received a cash advance of $225,000 requiring principal repayment with 20% of transaction fees.** The loan is repaid via receivables generated via the Company's sales platforms and are taken out of sales until fully repaid. The loan was paid in full as of December 31, 2021.

**In December 2021, the Company received a cash advance from WayFlyer of $300,000, requiring principal repayment with 5% transaction fees.** The loan is repaid via receivables generated via the Company's sales platforms and are taken out of sales until repaid. As of December 31, 2021, the Company had a balance of $311,879. **The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000.** The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

**In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423.** The SAFEs are convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

**The Company does not have an employment contract in place with key employees.** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

**The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Chris Boyd and Garrett Potter.** There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

**Ownership**

A majority of the Company is owned by Ben Acott and Chris Boyd.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Ben Acott | 2,800,000/Common Stock 100,000/Stock Options | 29.00% |
| Chris Boyd | 1,900,000/Common Stock 150,000/Stock Options | 20.50% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**

Drink Monday Inc., ("the Company") was incorporated on June 6, 2019 under the laws of the State of Delaware, and is headquartered in 6691 Corte Maria, Carlsbad, CA, US, 92009.

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2020 and 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $480,430 cash on hand as of December 31, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $24,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Pre-Seed | Mar 22, 2021 | Section 4(a)(2) | SAFE Note | $175,000 | Continuing working capital |
| Pre-Seed | Apr 16, 2021 | Reg CF | SAFE Note | $898,453 | Continuing working capital |
| Pre-Seed | Aug 20, 2021 | Section 4(a)(2) | SAFE Note | $1,000,000 | Continuing working capital |

**THE OFFERING AND THE SECURITIES**
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

**Securities Sold Pursuant to Regulation D**

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

For the Offerings, investors who invest $250,000 or greater will be considered "Major Investors" under the Series Seed Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of securities of the Company**

**Common Stock**

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

***Previously Issued Preferred Stock***
None.

***Series Seed Preferred Stock***

*Dividend Rights*
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

*Voting Rights*
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

  •   alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
  •   increase or decrease the authorized number of shares of any class or series of capital stock;
  •   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
  •   redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

*Right to Receive Liquidation Distributions*
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

*Conversion Rights*
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

*Rights under the Series Seed Preferred Stock Investment Agreement*
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $250,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

**What it means to be a minority holder**
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information

3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Boyd

(Signature)

Chris Boyd

(Name)

CO-FOUNDER / CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Boyd

(Signature)

Chris Boyd

(Name)

CO-FOUNDER / CEO

(Title)

January 18, 2022

(Date)

/s/Ben Acott

(Signature)

Ben Acott

(Name)

Co-Founder / Board

(Title)

January 18, 2022

/s/Marcelo Kertesz

_____

(Signature)

Marcelo Kertesz

_____

(Name)

Co-Founder / Board

_____

(Title)

January 18, 2022

/s/Ryan Mulvany

_____

(Signature)

Ryan Mulvany

_____

(Name)

Co-Founder / Board

_____

(Title)

January 18, 2022

/s/Tonya Wearner

_____

(Signature)

Tonya Wearner

_____

(Name)

Co-Founder / Board

_____

(Title)

January 18, 2022

/s/Brad Seipp

_____

(Signature)

Brad Seipp

_____

(Name)

Co-Founder / Board

_____

(Title)

January 18, 2022

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

# Drink Monday Inc.

(a Delaware Corporation)

**Audited Financial Statements**

Period of June 6, 2019 (Inception) through
December 31, 2020

Audited by:



TaxDrop LLC
A New Jersey CPA Company

# Financial Statements

# Drink Monday Inc.

Table of Contents



**Independent Auditor's Report**

January 5, 2022
**To:** Board of Directors of Drink Monday Inc.
**Attn:** Chris Boyd, CEO
**Re:** 2020 and 2019 Financial Statement Audit – Drink Monday Inc.

**Report on the Audit of the Financial Statements**

**Opinion**
We have audited the financial statements of Drink Monday Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Drink Monday Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Drink Monday Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern.

**Auditor's Responsibilities for the Audit of the Financial Statements**
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Drink Monday Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Drink Monday Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

*TaxDrop LLC*

TaxDrop LLC
Robbinsville, New Jersey
January 5, 2022

**DRINK MONDAY, INC**
**BALANCE SHEET**
**Year Ended December 31, 2020 and 2019**
**(Audited)**

| ASSETS | | 2020 | | 2019 |
|---|---|---|---|---|
| **Current Assets** | | | | |
| Cash and cash equivalents | $ | 99,763 | $ | 7,127 |
| Accounts Receivable | $ | 3,600 | $ | - |
| **Total Current Assets** | $ | **103,363** | $ | **7,127** |
| | | | | |
| **Other Assets** | | | | |
| Inventory | $ | 114,347 | $ | 12,825 |
| Other Current Assets | $ | 22,671 | | |
| **Total Other Assets** | | **137,018** | | **12,825** |
| | | | | |
| **Total Assets** | | **240,381** | | **19,952** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| | | | | |
| **Current Liabilities** | | | | |
| Accounts Payable | | 40,781 | | 1,945 |
| Credit cards | | 26,135 | | 0 |
| Loan Payable | | 212,772 | | 0 |
| **Total Current Liabilities** | | **279,688** | | **1,945** |
| | | | | |
| **Total Liabilities** | | **279,688** | | **1,945** |
| | | | | |
| Stockholders' deficit | | | | |
| Common Stock; $0.00001 par value, 10,000,000 shares authorized 8,500,000 shares issued and outstanding | | 85 | | 80 |
| SAFEs | | 25,000 | | - |
| Additional paid-in capital | | 40,626 | | 40,626 |
| Retained earnings | | (105,018) | | (22,699) |
| **Total Stockholders' Deficit** | | **(39,307)** | | **18,006** |
| | | | | |
| **Total Liabilities and Stockholders' Deficit** | $ | **240,381** | $ | **19,952** |

The accompanying notes are an integral part of these financial statements.

**DRINK MONDAY, INC.**
**INCOME STATEMENT**
**Year Ended December 31, 2020 and 2019**
**(Audited)**

|  | 2020 | 2019 |
|---|---|---|
| Revenues | 1,615,710 | 22,090 |
| Cost of revenues | 817,343 | 12,276 |
| **Gross Profit** | **798,367** | **9,814** |
|  |  |  |
| **Operating Expenses** |  |  |
| General and administrative | 115,170 | 4,308 |
| Payroll | 72,642 | 5,400 |
| Rent | 12,270 | 3,119 |
| Software | 10,708 | 2,302 |
| Legal and professional | 80,974 | 13,972 |
| Sales and marketing | 553,003 | 3,412 |
| **Total Operating Expenses** | **844,768** | **32,513** |
|  |  |  |
| **Other Income/(Expense)** |  |  |
| Interest expense | 35,918 | - |
| **Total other expense** | **35,918** | **-** |
|  |  |  |
| **Net Income (Loss)** | **(82,319)** | **(22,699)** |

The accompanying notes are an integral part of these financial statements.

**DRINK MONDAY, INC.**
**STATEMENT OF STOCKHOLDERS' EQUITY**
**Year Ended December 31, 2020 and 2019**
**(Audited)**

| | Common Stock | | Additional Paid-in-Capital | SAFE Notes | Retained Earnings | Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Value ($0.00001 par) | | | | |
| **Balance as of June 6, 2019 (Inception)** | - | - | - | - | - | - |
| Issuance of Common Stocks | 8,000,000 | 80 | 40,626 | - | - | 40,706 |
| Net Loss | - | - | - | - | (22,699) | (22,699) |
| **Balance as of December 31, 2019** | **8,000,000** | **80** | **40,626** | - | **(22,699)** | **18,006** |
| Issuance of Common Stocks | 500,000 | 5 | - | - | - | 5 |
| Issuance of SAFEs Notes | - | - | - | 25,000 | - | 25,000 |
| Net Loss | - | - | - | - | (82,319) | (82,319) |
| **Balance as of December 31, 2020** | **8,500,000** | **85** | **40,626** | **25,000** | **(105,018)** | **(39,307)** |

The accompanying notes are an integral part of these financial statements.

**DRINK MONDAY, INC.**
**STATEMENTS OF CASH FLOWS**
**Year Ended December 31, 2020 and 2019**
**(Audited)**

|  | 2020 | 2019 |
|---|---|---|
| **Cash Flows from Operating Activities** |  |  |
| Net Income (Loss) | $ (82,319) | $ (22,699) |
| Changes in operating assets and liabilities: |  |  |
|   Increase (Decrease) in accounts receivable | (3,600) | - |
|   Increase (Decrease) in Inventory | (101,522) | (12,825) |
|   Increase (Decrease) in Other Current Assets | (22,671) | - |
|   Increase (Decrease) in accounts payable | 38,836 | 1,945 |
|   Increase (Decrease) in credit cards | 26,135 | - |
| **Net cash provided by (used in) operating activities** | **(145,140)** | **(33,579)** |
|  |  |  |
| **Cash Flows from Financing Activities** |  |  |
|   Safe Notes | 25,000 | - |
|   Issuance of Common Stock | 5 | 40,706 |
|   Loan Payable Issued | 279,518 | - |
|   Loan Payable Repayments | (66,746) | - |
| **Net cash used in financing activities** | **237,777** | **40,706** |
|  |  |  |
| **Net change in cash and cash equivalents** | **92,636** | **7,127** |
|  |  |  |
| Cash and cash equivalents at beginning of period | 7,127 | - |
| **Cash and cash equivalents at end of period** | **$ 99,763** | **$ 7,127** |

The accompanying notes are an integral part of these financial statements.

**DRINK MONDAY, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF DECEMBER 31, 2020 AND 2019**
**(Audited)**

NOTE 1 – NATURE OF OPERATIONS

Drink Monday, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on June 6, 2019. The Company sells non-alcoholic spirits. The Company's headquarters are in Carlsbad, California. The company began operations in 2019.

Since Inception, the Company has relied on the issuance of common stock and SAFE notes to fund its operations. As of December 31, 2020 and 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").  Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $99,763 and $7,127 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and 2019 as there were no fixed assets as of December 31, 2020 and 2019, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 and 2019 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020 and 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling non-alcoholic spirits. The Company's payments are generally collected upfront. For year ending December 31, 2020 and 2019 the Company recognized $1,615,710 and $22,090 in gross revenue, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, company had $3,600 and $0 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $553,003 and $3,412 for the year ended December 31, 2020 and 2019, respectively.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements.  The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORIES

At December 31, 2020 and 2019 inventory consisted of the following:

|  | 2020 | 2019 |
|---|---|---|
| Finished Goods | 76,057 | 12,825 |
| Inventory Parts | 38,290 | 0 |
| Total Inventory | $ 114,347 | $ 12,825 |

NOTE 4 – LOANS

Cash Advance Received

As of December 31, 2020, the Company received two cash advances from WayFlyer and Shopify of $225,000 and $94,000, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As of December 31, 2020 and December 31, 2019, the Company had a balance of $212,772 and $0, respectively left for repayment.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020 and 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA'), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward for tax purposes as of December 31, 2020 and 2019 totaled $82,319 and $22,699. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock:

As of December 31, 2019, the Company authorized 10,000,000 shares of common stock, par value $0.00001. As of December 31, 2019, the Company had 8,000,000 shares of common stock issued and outstanding. As of December 31, 2020, the Company has 8,500,000 shares of common stock issued and outstanding, having issued 500,000 new shares at par value during the year.

Additional Paid-In Capital – SAFEs

The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

NOTE 7 – STOCK BASED COMPENSATION

As of December 31, 2020 and 2019, the Company does not have an equity incentive plan.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Equity Based Compensation

In 2021, the Company adopted a 2021 Stock Option Plan ("2021 Plan") which permits the grant or option of shares to its employees for up to 1,142,000 shares.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest upon grant. In 2021, about 1,500,000 were authorized, of which, 1,142,000 options were granted and outstanding and 331,288 are vested and 810,712 are unvested.

Additional Paid-In Capital- SAFEs

In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

Cash Advance Received – Clear Finance Technology Corp

In 2021, the Company entered into a revenue share agreement with Clear Finance Technology Corp and received a cash advance of $225,000 requiring principal repayment with 20% of transaction fees respectively. The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid.

Management's Evaluation

Management has evaluated subsequent events through January 5, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C**
*PDF of SI Website*


INVESTOR DECK
DRINKMONDAY, INC.
PRIVATE AND CONFIDENTIAL

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# Drink Monday

Beverage brand delivering high quality cocktail experiences to consumers seeking sophisticated, alcohol free options.

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**DISCLAIMER** — This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

| $1,001 | $24,500,000 | Preferred Equity |
|---|---|---|
| Minimum | Pre-Money valuation | Security Type |

INVEST IN DRINK MONDAY

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**Purchased securities are not listed on any exchange.** A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.drinkmonday.co

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Drink Monday is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
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## Company Highlights

- $5M in lifetime sales (founded June 2019) - Unaudited
- Named "One of the Fastest Growing DTC Brands" according to monthly traffic and Q2 growth from Similarweb data by Business Insider (2021)
- Led by founding team with 80+ years experience scaling digital brands (Quest Nutrition, Manscaped, Quiverr, Hylete, SKLZ, Vessel)
- 506% non-alcoholic beverage category growth since 2015 (Distill Ventures 2020)
- Over 1.1B media impressions reported - key publications include Forbes, Vogue, Martha Stewart, NYT, HuffPost, Rachel Ray, and The Washington Post

## Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Seed
- Minimum Investment: US $1,001 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $24,500,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

Welcome to Monday. Our brand is a pioneer in the non-alcoholic beverage category, a space projected to grow 31% by 2024, serving health conscious consumers a top-shelf cocktail experience with premium spirits offerings.

**The Problem:**

The adult drinks industry is failing to provide what modern consumers want.

Over two-thirds of millennial and gen-z aged consumers find heavy drinking culture boring. - American Addiction Centers

79% of consumer respondents said they believe that wellness is important, and 42% consider it a top priority. - McKinsey

"What we're seeing is a moderation trend that's sweeping across key global markets, and that's bringing with it increased demand for reduced-alcohol or alcohol-free drink."
— Mark Meek, CEO of IWSR

"Non-alcoholic beverages options are scarce and currently lack the tastes consumers crave." - Sabrina Tandon, Production Innovation at Coca Cola

"Consumers are increasingly interested in enjoying a non-alcoholic version of their preferred drink." - fooddive.com

**Today's health conscious consumer demands flavorful non-alcoholic beverages and the market has been slow to respond with high quality offerings that are widely available.**

**The Solution:**

ENTER MONDAY. Our non-alcoholic spirits provide the look, feel, and most importantly, taste of your favorite adult beverage without putting tomorrow at risk.

**The Monday Method:**

Our approach harnesses deep founder experience as digital marketers and brand builders to quickly and continuously test market assumptions in real-time to ensure the most effective storytelling is served to the broadest possible audiences, leading to high conversion rates at checkout.

In October 2019, our first test (Kickstarter, campaign success reached in <48hrs) validated our data and the market, prompting an eCommerce go-live in March 2020. Monday's model generated $1.6M in sales for 2020 with a single product and conversion rate of 5.01% (vs. Shopify average of 1.9%). Mid-way into 2021, our spirits portfolio doubled with our Whiskey offering, along with our revenue at $3.4M.

Gallery



Drink Monday - Zero Alcohol Gin

**Drink Monday - Zero Alcohol Gin.**
An exploration into long-form video to inform future production plans.

Media Mentions





GLAMOUR | COSMOPOLITAN | THE TAKEOUT | THE Healthy | VICE | martha stewart

VOGUE | The Washington Post | epicurious | FOOD52 | ADWEEK | T&C

THE Healthy | GC | TRENDHUNTER | EAT THIS, NOT THAT! | Bloomberg | rachael ray

MOM | delish | CB2 | THING TESTING | uncrate | NEWBEAUTY

## The Team

### Founders and Officers



**Chris Boyd**

CO-FOUNDER / CEO

Chris has spent the last 21 years passionately creating high-impact wins for organizations that improve lives across a broad set of industries (Pharma, Biotech, Hospitality, Live Event, Mgmt Consulting, and Consumer Packaged Goods). The common threads from his deep experience includes transforming complex problems into tangible plans and deliverables, building effective teams that execute at a high level, and creating products / services that make a difference. Chris is fully dedicated to realizing the mission and vision of Monday.



**Ben Acott**

CO-FOUNDER / ECOMMERCE / GROWTH

Ben is a serial entrepreneur, founder, investor, and advisor to high growth, digitally native brands. He started his first marketing agency in 2006, and since that time he has advised hundreds of ecommerce brands and founded two of his own. Most recently, Ben served as the Senior Vice President of Growth for Manscaped, a hyper growth company launched in 2016 which recently announced plans for a merger at an estimated valuation of $1 billion.



**Marcelo Kertesz**

CO-FOUNDER / CHIEF CREATIVE

Marcelo is Monday's most seasoned founder with 20+ years of experience changing hearts and minds on the global stage as a peerless brand & communications strategist, advertiser, and product designer. His impressive brand portfolio includes significant contributions that elevated Budweiser, Procter & Gamble, and Fiat to their current iconic status. Marcelo has also facilitated the election of presidents (6 out of 7 presidents in 5 different countries) and currently serves as the SVP of Content, Brand, and Design at Manscaped, a hyper growth company launched in 2016 which recently announced plans for a merger at an estimated valuation of $1 billion.



**Ryan Mulvany**

CO-FOUNDER / AMAZON CHANNEL LEAD

Ryan is a self proclaimed "Amazon-oholic" and founder at Quiverr, a Platinum Status Amazon Agency. His work focused on helping Consumer Packaged Goods brands sell on the world's largest marketplace with a track record of success garnering over $1B in sales for dozens of digital brands and an acquisition to the largest Consumer Packaged Goods retail broker in the United States after only three short years.



**Rob Rubens**

INVESTOR / MASTER DISTILLER / HEAD OF MFG.

Rob is a 7-time award winning spirits maker, entrepreneur, and proud distillery owner with 19+ years experience working in start-ups, strategic consulting, and the drinks industry. His deep skillset across a broad area of expertise in the space - from product formulation, recipe development, fermentation to distillation and even brewing - puts Monday in a unique position to bring a multitude of top-shelf product offerings to consumer palates.





**Tonya Wearner**

CO-FOUNDER / OMNICHANNEL

Tonya Wearner has 17+ years experience in eCommerce, Omnichannel, and Market Expansion (both foreign and domestic) at organizations including Black & Decker, American Recreation Products, Califia Farms, and Quest Nutrition - where her efforts building their eCommerce program led to a $1B acquisition by The Simply Good Foods Company.



**Brad Seipp**

CO-FOUNDER / ADVISOR

Brad is a multi-time entrepreneur and brand builder with 20+ years of experience spanning big tech, e-commerce, and start-ups. Founding Quiverr alongside Ryan, his contributions led the agency to become San Diego's third fastest growing company at exit. His dedication to success continued post-acquisition with Quiverr having since become a Top150 seller on Amazon.



**Garrett Potter**

INVESTOR / CFO / COO

Garrett is a senior leader with 15+ years of experience working with high growth brands. He began his career in M&A and fundraising, leading middle market transactions across a variety of industries and is also a former licensed securities representative with FINRA. From there, Garrett joined a private equity firm focused on growth capital investments in emerging lifestyle brands, including prAna, Boingo, Acorns Grow and many others. For the past 5+ years, Garrett has been working in C-level leadership roles for start-up CPG brands, leading one to a Reg A public offering (Hylete) and two others to strategic acquisitions (SKLZ; Vessel).

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $3,000,000 |
| Minimum investment: | US $1,001 |
| Target Minimum: | US $400,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Preferred Equity |
| Share price: | US $1.7445 |
| Pre-Money valuation: | US $24,500,000 |
| Option pool: | 7.5% |
| Is participating?: | False |
| Liquidation preference: | 1.0x |

### Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest less than $250,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |

| | |
|---|---|
| Closing conditions: | While Drink Monday has set an overall target minimum of US $400,000 for the round, Drink Monday must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Drink Monday's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

## Use of Proceeds



If Minimum Amount Is Raised

- New Product Develop...
- Marketing
- Team Expansion

If Maximum Amount Is Raised

- New Product Develop...
- Marketing
- Retail Expansion
- International Expansion
- Team Expansion
- Supply Chain Expansion

## Investor Perks

**Dry Jan Bonus:**

Investors who reserve and purchase their shares during the month of January will receive a complimentary level-up to the next tier of perks.

**Perks:**

**Tier 1:** Investors of **$1,500** or more will receive honorable mention on our website as an investor, an exclusive, custom designed coin to commemorate your new ownership in Monday (exclusive perks unavailable to non-investors), and 1 Bottle of NA Spirits from our portfolio ($52+ Value).*

**Tier 2:** Investors of **$2,500** or more will receive honorable mention, commemorative coin, and 1 Bottle each of Monday Gin, Monday Whiskey, and Monday's yet to be released next spirit ($148 Value).*

**Tier 3:** Investors of **$5,000** or more will receive honorable mention, commemorative coin, and 3 Bottles each of Monday Gin, Monday Whiskey, and Monday's yet to be released next spirit, plus our custom 8-piece Cocktail Creator Barware Set ($524 Value).*

**Enthusiast:** Investors of **$10,000** or more will receive honorable mention, commemorative coin, and 6 Bottles each of Monday Gin, Monday Whiskey, and Monday's yet to be released next spirit, plus our custom 8-piece Cocktail Creator Barware Set ($968 Value).*

**Fanatic:** Investors of **$25,000** or more will receive honorable mention, commemorative coin, and 12 Bottles each of Monday Gin, Monday Whiskey, and Monday's yet to be released next spirit, plus our custom 8-piece Cocktail Creator Barware Set ($1,856 Value).*

**Ambassador:** Investors of **$50,000** or more will receive Fanatic level perks and be honored by name on the label of Monday's first limited release spirit (tentative launch: Q4 2022) ($11,856 Value).*

*Investors that wish their physical perks to reach destinations outside of the United States will be asked to pay for international shipping charges to ensure funds raised stay true to their intent of moving the business of Monday forward.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

## Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Drink Monday's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed | |
| --- | --- |
| Round Size | US $175,000 |
| Closed Date | Mar 22, 2021 |
| Security Type | SAFE Note |
| Valuation Cap | US $6,500,000 |

| Pre-Seed | |
| --- | --- |
| Round Size | US $898,453 |
| Closed Date | Apr 16, 2021 |
| Security Type | SAFE Note |
| Valuation Cap | US $7,000,000 |

| Pre-Seed | |
| --- | --- |
| Round Size | US $1,000,000 |
| Closed Date | Aug 20, 2021 |
| Security Type | SAFE Note |
| Valuation Cap | US $15,000,000 |

## Market Landscape

**Total Addressable Market** - Monday, a maker of premium non-alcoholic beverages focused on flavor profiles typically associated with alcoholic drinks, is uniquely positioned to capture consumers from two large markets: (1) alcoholic beverages, currently worth $1.5T globally, estimated to grow nearly 19% by 2024 and (2) non-alcoholic beverages, valued at $724B in 2020 with an expected peak value of nearly $1.2T by 2027 according to Statisa.

**Industry Category** - The no-and-low alcohol category has grown more than 10x YoY ($3.1B vs. $289M) according to Nielsen and is forecast to grow 31% by 2024 per IWSR.

**Sub-Category** - Non-alcoholic beverage sales, a sub-set of the no-and-low category where Monday resides, experienced a 33% increase in sales to $331M according to Nielsen.

**Segment** - The non-alcoholic spirits segment in particular saw the largest sales growth at 113.4% over last year, according to Nielsen. This niche is also predicted to trend in 2022 according to Whole Foods, naming "buzz-less spirits" as a top 10 food trend in 2022, and Well+Good, naming non-alc spirits a top wellness trend for 2022.

## Risks and Disclosures

**The Company's existing investors have not waived their pre-emptive rights and currently plan on exercising those rights.** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

**Not all of the founders or key employees are currently working full time for the Company.** As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors, and consultants of other companies. These other companies may have interests in conflict with the Company.

**The Company does not have an employment contract in place with key employees.** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

**The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.** In particular, the Company is dependent on Chris Boyd and Garrett Potter. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

**As of December 31, 2020, the Company received two cash advances from WayFlyer and Shopify of $225,000 and $94,000, respectively, requiring principal repayment with 10% and 11% of transaction fees, respectively.** The loans are repaid via receivables generated via the respective platforms and are taken out of sales until fully repaid. As of December 31, 2020 and December 31, 2019, the Company had a balance of $212,772 and $0, respectively left for repayment.

**The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000.** The SAFEs were automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $6,500,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

**In 2021, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $2,066,423. The SAFEs are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing").** The conversion price is the price per share equal to the quotient of $6,500,000, $7,000,000 or $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

## General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| > 🗀 Financials (2 files) | Nov 29, 2021 | Folder |
| > 🗀 Fundraising Round (1 file) | Nov 29, 2021 | Folder |
| > 🗀 Miscellaneous (3 files) | Nov 29, 2021 | Folder |

## Join the Conversation

Be the first to post a comment or question about Drink Monday.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

| Say something here... | POST |
|---|---|

## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in Drink Monday

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Drink Monday. Once Drink Monday accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Drink Monday in exchange for your securities. At that point, you will be a proud owner in Drink Monday.

**What will I need to complete my investment?**

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

**How much can I invest?**

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Drink Monday has set a minimum investment amount of US $1,001.

Accredited investors do not have any investment limits.

## After My Investment

**What is my ongoing relationship with the Issuer?**

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Drink Monday does not plan to list these securities on a national exchange or another secondary market. At some point Drink Monday may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Drink Monday either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Drink Monday's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Drink Monday's Form C. The Form C includes important details about Drink Monday's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*


MONDAY
INVESTOR DECK
DRINKMONDAY, INC.
PRIVATE AND CONFIDENTIAL
ZERO ALCOHOL GIN
750ml 25.4fl oz
ZERO ALCOHOL WHISKEY
750ml 25.4fl oz
1

**DISCLAIMER** — This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

## Welcome to Monday. Zero Alcohol Spirits.



We're on a mission to shake-up cocktail culture with stirring, delicious adult beverages that satisfy – for the growing global movement that wants it all without alcohol.

Our spirits enable a more inclusive world where everyone can enjoy flavorful cocktails, socialize without stress, and wake up feeling fresh.

# THE OPPORTUNITY



Monday is a pioneer brand in the burgeoning non-alcoholic beverage category serving premium spirits to consumers demanding cocktails without compromise that support their modern, work-hard-play-hard lifestyles.

Our drinks portfolio targets spirit categories that allow Monday to stand-out with bold, complex flavor profiles that look, feel, and most importantly - taste - like familiar top-shelf spirits that mix 1:1 in classic cocktails and modern mixologist creations alike.

Our digital-first approach puts us in a strong position to reach broad audiences quickly with effective storytelling, leading to high conversion rates and a community of satisfied customers built for the long haul.

Monday is led by a founder team with 80+ years combined experience creating Direct-to-Consumer products people love and preparing fast growing digital brands for exit.

## HIGHLIGHTS TO DATE

$5M IN LIFETIME SALES (FOUNDED JUNE 2019) - UNAUDITED

NAMED "ONE OF THE FASTEST GROWING DTC BRANDS" ACCORDING TO MONTHLY TRAFFIC AND Q2 GROWTH FROM SIMILARWEB DATA BY BUSINESS INSIDER (2021)

LED BY FOUNDING TEAM WITH 80+ YEARS EXPERIENCE SCALING DIGITAL BRANDS (QUEST NUTRITION, MANSCAPED, QUIVERR, HYLETE, SKLZ, VESSEL)

506% NON-ALCOHOLIC BEVERAGE CATEGORY GROWTH SINCE 2015 (DISTILL VENTURES 2020)

OVER 1.1B MEDIA IMPRESSIONS REPORTED - KEY PUBLICATIONS INCLUDE FORBES, VOGUE, MARTHA STEWART, NYT, HUFFPOST, RACHEL RAY, AND THE WASHINGTON POST



Beverage daily.com

## 66% of US Millennials are trying to reduce their alcohol consumption

Gen Zers are drinking 20% less per capita than Millennials — who drank less than Baby Boomers and Gen Xers — did at the same age.

Forbes

"When we opened SIPPLE, the first non-alcoholic bottle shop in Texas, we thought it would take time to take off," says owner Danny Frounfelkner. "We had no idea the demand we would see from people in their early 20s to mid-70s. Our opening weekend was packed and people are so grateful that a shop like ours exists."

"The foundation of the movement is rooted in younger Americans' desire to live a healthier lifestyle," says Bill Meissner, President and CMO of Splash Beverage Group. "This is a macro-trend we don't see fading."

WELL+GOOD

As people are increasingly aware of alcohol's negative effects on the body and mind, more people are reaching for zero-proof cans and bottles.

The Washington Post

Business

**Millennials have sparked a sober revolution, and alcohol brands are starting to notice**

Many are embracing the #SoberLife and companies are capitalizing on it with a raft of sober events, products and so many hashtags

## INDUSTRY

NA SALES TOTALED $331 MILLION (UP +33.2%) — NIELSEN, 2021

BRANDS SAW A 315% INCREASE IN LOW- AND NO-ALC BEVERAGE DOLLAR SALES

315% INCREASE IN ONLINE NON-ALCOHOLIC + LOW-ALCOHOLIC BEVERAGE DOLLAR SALES IN THE LATEST 12 MONTHS VS. A 26% INCREASE IN ALCOHOLIC BEER, WINE AND SPIRITS E-COMMERCE SALES, NIELSEN IQ

NO/LOW ALCOHOL CONSUMPTION PROJECTED TO INCREASE +31% BY 2024, IWSR DRINKS MARKET ANALYSIS, 2021

BUZZ-LESS SPIRITS A TOP 10 FOOD TREND FOR 2022 - WHOLE FOODS

"Booze-Free Spirits Are Going Mainstream"

– AdWeek

Forbes

Oct 29, 2021, 03:10pm EDT | 3,468 views

**The No-Alcohol Industry Boomed Over the Pandemic. Where's It Going Next?**

WELL+GOOD

TREND SPOTLIGHT

Non-Alcoholic Spirits Are Taking Over Bar Carts and Drink Menus

IWSR drinks market analysis

No- and Low-Alcohol Products Gain Share Within Total Beverage Alcohol

*No/Low Alcohol Consumption Projected to Increase +31% by 2024*





NielsenIQ

- There was a 315% increase in online non-alcoholic + low-alcoholic beverage dollar sales in the latest 12 months vs. a 26% increase in alcoholic beer, wine

Enter Monday.

Non-alcoholic spirits like ours provide the look, feel, and most importantly, taste of your favorite beverage and scratches a vital itch without putting tomorrow at risk. People have been looking for an alternative to their favorite cocktails, and the non-alcoholic category is it.



REVENUE MODEL
& APPROACH

From day one, Monday has committed to developing a digitally native direct to consumer brand selling via drinkmonday.co, amazon, and an exclusive set of strategic online partners

## FOOD52 ⚜Huckberry

For the past year, we've partnered with Faire to bring Monday into 180+ brick and mortar doors across the country spanning diverse niche's that include gourmet grocery and liquor, bar and restaurant, premium gifting, beauty, fashion, and high-end boutiques.

This effort fuels visibility for direct to consumer sales through our website as well as informs our formal plans for retail - set to launch in early 2022.



DIGITAL TRACTION
& HIGHLIGHTS

### drinkmonday.co

MONDAY IS IN THE TOP 1% OF TRAFFIC AMONG SHOPIFY STORES THAT LAUNCHED IN THE SAME WEEK

5.01% CONVERSION RATE (VS. 1.9% INDUSTRY AVERAGE ON SHOPIFY)

OVER 41,000 CUSTOMERS SERVED 21 MONTHS IN MARKET ON SHOPIFY

### Amazon.com

MONDAY GIN IS ONE OF THE HIGHEST RATED N/A GINS ON THE PLATFORM

MONDAY WHISKEY IS THE #1 BEST SELLER IN WHISKEY / SCOTCH CATEGORY ON ALL OF AMAZON.COM (JAN 2022)

# OUR HISTORY (2019 - 2021)

## COMPANY MILESTONES

**MAR '19**
"What about gin without the alcohol?"

**MAY '19**
Founding team recruited

**JUN '19**
Drink Monday is official

**OCT 15, '19**
Kickstarter campaign launch

**OCT 17, '19**
Kickstarter goal reached!

**MAR '20**
First month in market

**APR '20**
First stockout due to demand

**AUG '20**
5th stockout due to demand

## PRODUCT

**NOV '19**
Monday Gin formulation approved (dozens of iterations)

**DEC '19**
Monday Gin is born

**MAR '20**
Whiskey formulation approved (100+ iterations)

**APR '21**
Monday Whiskey is born

**MAY '21**
R&D starts on an Agave based spirit

## CAPITAL RAISE

**JUN '19**
$40,000
Bootstrapped capital by founders to support start-up activities, formulation of Monday Gin, and market testing.

**MAR '21**
$175,000 @ $6.5M Valuation via angel investors

**APR '21**
$898,453 @ $7M Valuation via equity crowdfunding

**AUG '21**
$1M @ $15M Valuation via angel investor

Capital raised in 2021 propels brand maturity from start-up to legitimate force in the non-alc category in the US. Facilitate the launch of Monday Whiskey, fuel growth online, and secure our supply chain against disruptions in the COVID era.

## REVENUE

**2020**
$1.6M in Revenue

**2021**
$3.4M

# OUR FUTURE (2022-2024)

**COMPANY MILESTONES / SIGNIFICANT EVENTS**

- Q1 22 — Canada
- Q2 22 — Secures a mid-size bar/resto distributor in the US
- Q4 22 — EU/UK
- Q1 23 — Australia
- Q2 23 — Monday is served in 5,000 bars/restos in the US
- Q4 23 — China
- Q2 24 — Monday is served / sold in 25,000 doors globally
- 2024 — 3-5 countries TBD

**PRODUCT**

- Q1 22 — Agave Spirit
- SUMMER '22 — RTD launch (functional ingredient potential)
- Q4 22 — Limited Edition Spirit
- Q1 23 — Next Spirit
- Q4 23 — Limited Edition Spirit
- TBD

**REVENUE**

- 2022 — $8.6 - $10.2M
- 2023 — $18.6M
- 2024 — $31.7M

Disclaimer: These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.



THE ROSTER





# MONDAY GIN

Monday Gin is a bold, aromatic blend of juniper, natural botanicals, citrus, and spices that satisfies like a classic London Dry style gin that even finishes with the familiar kick of your fav adult beverage. And because our spirits are booze free, you won't regret last night's good times the morning after.

MONDAY'S FLAGSHIP PRODUCT

LAUNCHED DECEMBER 2019

ONE OF THE HIGHEST RATED N/A
GINS ON AMAZON

NAMED BEST NON-ALC GIN OF
2021 BY TASTE OF HOME

# MONDAY WHISKEY

Monday Whiskey delivers a rich, immersive beverage experience. Maturing in new white oak lends rich butterscotch, raisin, and burnt brown sugar to the nose. The palate is layered elegantly with roasted coffee, rich caramel, and warm molasses. The finish is long with spicy heat down the middle with hints of orange.

MONDAY'S SECOND PRODUCT

LAUNCHED APRIL 2021

#1 BEST SELLER IN WHISKEY / SCOTCH CATEGORY ON AMAZON (JAN 2022)

LOVED BY BARTENDERS ACCORDING TO THE HEALTHY





WHO ARE WE SERVING?

# THE GO-GETTERS

ENTREPRENEURS

CAPTAINS OF INDUSTRY

THE 'HARD WORK PAYS
OFF' TYPES















# THE CRAFTYS

CRAFT FOOD AND BEVERAGE
ENTHUSIASTS

NON-DRINKERS WHO GO TO
BARS WITH FRIENDS, WANT A
TASTY BEVERAGE AND ARE
WILLING TO PAY FOR IT



# THE WELLYS

ECO-CONSCIOUS MAVENS

MIND / BODY / SPIRIT GURUS

ALPHA FITNESS FOLK









# OUR FOUNDING TEAM



## CHRIS BOYD
**Co-Founder / Board / CEO**

Chris has spent the last 21 years passionately creating high-impact wins for organizations that improve lives across a broad set of industries (Pharma, Biotech, Hospitality, Live Event, Mgmt Consulting, and Consumer Packaged Goods). The common threads from his deep experience includes transforming complex problems into tangible plans and deliverables, building effective teams that execute at a high level, and creating products / services that make a difference. Chris is fully dedicated to realizing the mission and vision of Monday.



## BEN ACOTT
**Co-Founder / Board / eCommerce / Marketing / Growth**

Ben is a serial entrepreneur, founder, investor, and advisor to high growth, digitally native brands. He started his first marketing agency in 2006, and since that time he has advised hundreds of ecommerce brands and founded two of his own. Most recently, Ben served as the Senior Vice President of Growth for Manscaped, a hyper growth company launched in 2016 which recently announced plans for a merger at an estimated valuation of $1 billion.



## MARCELO KERTESZ
**Co-Founder / Board Chief Creative**

Marcelo is Monday's most seasoned founder with 20+ years of experience changing hearts and minds on the global stage as a peerless brand & communications strategist, advertiser, and product designer. His impressive brand portfolio includes significant contributions that elevated Budweiser, Procter&Gamble and Fiat to their current iconic status. Marcelo has also facilitated the election of presidents (6 out of 7 presidents in 5 different countries) and currently serves as the SVP of Content, Brand, and Design at Manscaped, a hyper growth company launched in 2016 which recently announced plans for a merger at an estimated valuation of $1 billion.



## RYAN MULVANY
**Co-Founder / Board / Amazon**

Ryan is a self proclaimed "Amazon-oholic" and founder at Quiverr, a Platinum Status Amazon Agency. His work focused on helping Consumer Packaged Goods brands sell on the world's largest marketplace with a track record of success garnering over $1B in sales for dozens of digital brands and an acquisition to the largest Consumer Packaged Goods retail broker in the United States after only three short years.



## TONYA WEARNER
**Co-Founder / Board / Omnichannel / Market Expansion**

Tonya Wearner has 17+ years experience in eCommerce, Omnichannel, and Market Expansion (both foreign and domestic) at organizations including Black & Decker, American Recreation Products, Califia Farms, and Quest Nutrition - where her efforts building their eCommerce program led to a $1B acquisition by The Simply Good Foods Company.



## BRAD SEIPP
**Co-Founder / Board / Advisor**

Brad is a multi-time entrepreneur and brand builder with 20+ years of experience spanning big tech, e-commerce, and start-ups. Founding Quiverr alongside Ryan, his contributions led the agency to become San Diego's third fastest growing company at exit. His dedication to success continued post-acquisition with Quiverr having since become a Top150 seller on Amazon.



## ROB RUBENS
**Investor / Master Distiller / Head of Manufacturing**

Rob is a 7-time award winning spirits maker, entrepreneur, and proud distillery owner with 19+ years experience working in start-ups, strategic consulting, and the drinks industry. His deep skillset across a broad area of expertise in the space - from product formulation, recipe development, fermentation to distillation and even brewing - puts Monday in a unique position to bring a multitude of top-shelf product offerings to consumer palates.



## GARRETT POTTER
**Investor / CFO / COO**

For the past 5+ years, Garrett has been working in C-level leadership roles for start-up CPG brands, leading one to a Reg A public offering (Hylete) and two others to strategic acquisitions (SKLZ; Vessel).

MONDAY IN THE MEDIA

Forbes
VOGUE
Bloomberg
The Washington Post
FAST COMPANY
rachael ray IN SEASON
CB2
thrillist
Huckberry
uncrate
Eat This, Not That!

Forbes

Oct 15, 2021, 04:09pm EDT

## 12 Non-Alcoholic Drinks To Get The Party Started This Holiday Season

- **Best Alcohol-Free Gin:** Monday Zero Alcohol Gin

Taste of Home

## Best NA Gin (Part 1): Drink Monday

I'll be honest, picking a favorite non-alcoholic gin was really tough. There are a lot of options on the market, many coming from Europe. Our tasting panel was split on the best so we reserved the right to pick two winners.

Drink Monday was the first of our top picks. First, you can't ignore the amazing art deco esque label. But once you open it you know you have something pretty close to the real deal. It's a very citrus-forward gin with lots of grapefruit and lemon pith flavor.



design\milk

## 9 Low-ABV + Alcohol-Free Beverages to Enjoy This Holiday Season

11.02.21 | By Kelly Beall

The New York Times

SCRATCH

## Untoxicating Drinks for Sober October



HUFFPOST

FOOD & DRINK

## 12 Of The Best Non Alcoholic Drinks To Try Now

thrillist

*Monday Gin*

Gin is one of the most popular spirits non-alcoholic beverage companies like to imitate and few manage to get anywhere close. This juniper-forward, low-A.B.V. take from Monday is the cream of the crop, and makes great classic gin drinks whether you're just splashing in some tonic water or serving up a Tom Collins.

OVER 1 BILLION IMPRESSIONS SERVED TO DATE

RECENTLY NAMED BY BUSINESS INSIDER AS
**"ONE OF THE FASTEST GROWING DTC BRANDS"**



## CAPITAL - LOOK AHEAD

Monday seeks its next round of capital to evolve the brand as a leader for the mindful drinking movement and a top 3 spirits company in non-alc. Use of funds: Facilitate the launch of our next spirit, fund our innovation pipeline, fuel growth online, and support expansion efforts toward becoming an omni-channel force both in the US and abroad.



**EXHIBIT E**
*Video Transcript*

1 - Drink Monday - Zero Alcohol Gin

No matter what your reason is for wanting to drink less booze, it doesn't mean saying goodbye to the things you love. Monday Zero Alcohol Gin has you covered. Stay sharp. Stay Sober. With Monday.

2 - Monday Gin - Zero Alcohol Gin. Instagram Love

For gin lovers. Zero alcohol gin. This is so exciting. Whew! Cheers! Whew! Gin is probably my go-to when it comes to cocktails. I've missed it very much so he found me zero alcohol gin. My alcohol free gin came, I'm very excited to try it. I just wanted to show you their packaging before I open it. I love it. I love their whole aesthetic. It's even better inside. I love pretty packaging. And its wrapped so lovingly. If its a hand written..it is, its hand signed and they wrote my name on it, I love it!